[Letterhead of Sutherland Asbill & Brennan LLP]

October 15, 2010

VIA EDGAR

Mr. Kevin C. Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Registration Statement on Form N-2
Filed August 26, 2010
File No. 333-169061

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by letter dated October 12, 2010 with respect to the Company’s registration statement on Form N-2 (File No. 333-169061), filed with the Commission on August 26, 2010 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 1 to the Registration Statement, filed with the Commission concurrently herewith.

1.	Revise footnote (1) to the fee table to assert that the Example will also be updated accordingly.

The Company has revised the above-referenced disclosure set forth in the Prospectus in response to the Staff’s comment.

Mr. Kevin C. Rupert

October 15, 2010

2.	Since this shelf offering may also be used for preferred stock, please add a footnote undertaking to revise the fee table accordingly (annual expenses must be presented as a percentage of net assets attributable to common stock and a line item for dividends on preferred shares should be included, with appropriate revisions to the leverage disclosure).

The Company advises the Staff on a supplemental basis that it has revised the Registration Statement and the Prospectus included therein to provide only for offerings of the Company’s common stock thereunder.

3.	We note that Fund expenses appear to be increasing, inasmuch the Fund’s expense ratio for the year ended December 31, 2009 was 3.40% and the Fund’s expense ratio for the 3 months ended June 30, 2010 was 4.01%. The fee table presents gross expenses of 3.54%. Please explain supplementally why 3.54% is the correct expense ratio in light of the Fund’s recent expense ratio history and revise the disclosure as needed.

The Company has revised the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the Company’s revised expense ratio of 3.87% is based upon an annualization of actual expenses incurred by the Company for the three-month period ending June 30, 2010, divided by the Company’s net assets of $243.2 million as of June 30, 2010. Such expense ratio is lower than the ratio of 4.01% for the non-annualized three-month period ended June 30, 2010, due primarily to the relatively lower actual average net assets of $240.4 million (compared to the assumed net asset figure above) over the three-month period ending June 30, 2010.

4.	Please explain if the acquired fund fees and expenses line includes the proportional expenses of all of the Fund’s investments in debt and equity collateralized loan obligations (“CLOs”). If not, why not? Please explain in your response letter the status of these products under the Investment Company Act of 1940 (“1940 Act”).

The Company advises the Staff on a supplemental basis that the “acquired fund fees and expenses” line item includes the proportional expenses of all of the Company’s investments in equity instruments issued by collateralized loan obligation (“CLO”) vehicles as of June 30, 2010. In addition, the Company advises the Staff on a supplemental basis that such CLO vehicles are generally structured to meet the requirements of either Section 3(c)(1) or 3(c)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”), so as not to require registration under the 1940 Act. As CLO vehicles are issuers of asset-backed securities, however, they may also be structured to comply with the requirements of Rule 3a-7 under the 1940 Act.

Mr. Kevin C. Rupert

October 15, 2010

5.	Please extend the second sentence of footnote (6) for 12 months from the date of the prospectus (as compared to December 31, 2010), or revise the fee table as needed.

The Company has revised the above-referenced disclosure set forth in the Prospectus in response to the Staff’s comment.

6.	In the first paragraph, for comparative purposes disclose the Fund’s interest income that is other than PIK for the periods discussed.

The Company has revised the above-referenced disclosure set forth in the Prospectus in response to the Staff’s comment.

7.	Disclose that the Fund’s fair value policies and procedures are in writing, and in accordance with Section 2(a)(41) of the 1940 Act.

The Company has updated the Prospectus to include the above-referenced disclosure in response to the Staff’s comment.

8.	In the second full paragraph, the Fund states that “the process for determining the fair value of a bilateral investment begins with determining the enterprise value of the portfolio company”. Why is enterprise value the appropriate starting point in a fair value analysis? Is determining fair value by use of an enterprise methodology ever appropriate absent control? Please explain and revise the disclosure accordingly. See Section 2(a)(41) of the 1940 Act and SFAS No. 157, Fair Value Measurements, which is codified in FASB ASC Topic 820, Fair Value Measurements and Disclosures.

The Company has revised the “MD&A” and “Determination of Net Asset Value” sections of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it utilizes enterprise value as a key component of its overall valuation methodology to assist in evaluating the creditworthiness of the portfolio companies in which it holds bilateral investments. In particular, the Company believes that enterprise value is the appropriate starting point in a fair value analysis for a bilateral debt investment given that it provides a good indication of the amount and nature of the collateral underlying the debt investment, after taking into account any outstanding senior debt, as well as the portfolio company’s overall ability to service such debt and cure any defaults that may occur. In addition to enterprise value, the Company also evaluates whether changes in relative interest rates, credit spreads or other market factors may warrant further changes in the valuation of a

Mr. Kevin C. Rupert

October 15, 2010

bilateral debt investment, consistent with Section 2(a)(41) of the 1940 Act and FASB ASC Topic 820. As the Company’s bilateral debt investment portfolio consists mostly of floating-rate securities, however, the Company typically experiences unrealized appreciation or depreciation on such bilateral debt investments primarily as a result of either changes in relative credit spreads or changes in the creditworthiness of a specific portfolio company.

9.	Disclose the maximum percentage of Fund assets that may be invested in CLOs. Will the Fund invest in any CLOs where all of the information listed in the third sentence of the last paragraph is unavailable to it? What is the role, if any, of the broker that provides indicative prices and that arranges transactions in such investment vehicles, in the actual creation of such investment vehicles?

The Company has updated the “MD&A” section of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that certain of the brokers or market makers that provide indicative pricing information for debt and equity investments in CLO vehicles, and that maintain a market for such investments, may in certain cases have had a role in the creation of such CLO vehicles, similar to the role that an investment bank may serve in making a market for an issuer’s securities after serving as an underwriter for such issuer’s initial public offering.

10.	What is the benefit of investing in CLOs as compared to a direct investment? What rights, if any, does the Fund have in the event of default or non-payment? Is the Fund exposed to any risks given the overseas locations for the issuers of the CLOs and collateralized debt obligations (“CDOs”)? Please distinguish between CLOs and CDOs. Is there any leverage or management fee associated with the CLOs or CDOs? Will the financial statements of the CLOs and CDOs be available to the Fund for its fair value analysis? Revise the disclosure as needed, consistent with these comments. We may have further comment.

The Company advises the Staff on a supplemental basis that investing in CLO vehicles provides the Company with exposure to a more diverse investment pool relative to direct investments in specific borrowers, which the Company believes lowers the relative risks associated with individual borrower defaults. In addition, CLO vehicles are, by their nature, leveraged vehicles, which the Company believes provides it with the opportunity for greater risk-adjusted returns relative to investing directly in the underlying borrowers that comprise a particular CLO vehicle. As a result of current dislocations within the market for CLO debt and equity investments, the Company also believes that opportunities exist to acquire debt and equity investments in CLO vehicles at potentially significant discounts to their initial par value, while direct investments in the underlying borrowers would typically be made at or near par value for such investments.

Mr. Kevin C. Rupert

October 15, 2010

The Company has revised the “Risk Factors” section of the Prospectus to include additional risks associated with its investments in such CLO vehicles in response to the Staff’s comment, including the risks associated with defaults and investments in foreign CLO vehicles. In addition, the Company advises the Staff on a supplemental basis that it only invests in asset-backed vehicles with characteristics similar to CLO vehicles. Specifically, while a small number of the CLO vehicles in which the Company has invested have identified themselves as collateralized debt obligation (“CDO”) vehicles, the Company believes that those vehicles are more akin to typical CLO vehicles, which generally invest in broadly syndicated loans and other similar debt investments, rather than CDO vehicles, which typically invest in secured assets such as corporate bonds, debt securities and similar instruments. The Company therefore believes that describing its investments in asset-backed vehicles as CLO investments is appropriate, while any disclosure indicating that it invests in CDO vehicles would potentially be misleading to investors with respect to the nature of the collateral underlying its asset-backed investments. The Company also advises the Staff on a supplemental basis that the management fees associated with its CLO investments are included under the “acquired fund fees and expenses” line item of the “Fees and Expenses” table included in the Prospectus. In addition, while CLO vehicles issue senior tranches of debt, and may therefore be viewed as leveraged vehicles, the relative seniority of the debt and equity tranches of a CLO vehicle are designed to determine the relative entitlement of the holder to distributions in the CLO structure. As such, CLO vehicles do not have leverage costs in the same manner as an operating company that borrows funds for operating or investment purposes.

In addition, the Company advises the Staff on a supplemental basis that it receives periodic financial and performance information for each CLO vehicle in which it holds an investment. However, consistent with Section 2(a)(41) of the 1940 Act and FASB ASC Topic 820, the Company typically utilizes its own analysis and obtains indicative bids in valuing its debt and equity investments in such CLO vehicles. Specifically, the Company believes such indicative bids most of the time provide the best indicator of market value for such investments. The market value determination is subject to the Company’s formal valuation policy.

11.	Disclose whether the Fund’s loans are expected to fully amortize during their lifetime. If not, revise the disclosure accordingly.

The Company has revised the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

12.	Insert the word “internal” before the word “credit” in the first sentence of the last paragraph.

Mr. Kevin C. Rupert

October 15, 2010

The Company has revised the above-referenced disclosure set forth in the Prospectus in response to the Staff’s comment.

13.	Please explain how and why a Fund investment is structured to carry a zero interest rate (through October 30, 2014). Does this, in any way, disadvantage shareholders as to the payment of any component of the income or capital gain incentive fee?

The Company advises the Staff on a supplemental basis that its current investment in senior secured notes issued by GenuTec Business Solutions, Inc. (“GenuTec”) has a zero percent interest rate as a result of a negotiated restructuring of the Company’s prior investment in GenuTec due to financial difficulties at that portfolio company and its inability to continue to make ongoing interest payments. While the Company will recognize a relatively small interest over the life of the GenuTec senior secured notes as a result of the original issue discount at issuance, which interest will be used in the calculation of its income incentive fee, the restructuring was undertaken in order to preserve the remainder of the principal to which the Company was entitled under its prior debt investment in GenuTec. The Company believes that such principal would likely have been lost in the event it had not restructured its debt investment to remove the current interest component.

General

14.	Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

The Company confirms that its officers and directors have complied and will comply with the reporting requirements set forth in Section 16(a) of the Securities Exchange Act of 1934, as amended. The Company advises the Staff on a supplemental basis that it presently has no 10% stockholders.

15.	Since the Fund, in one or more offerings or series, may offer up to $50,000,000 of its common stock, preferred stock, subscription rights to purchase shares of common stock or warrants representing rights to purchase shares of common stock or preferred stock, a “form of” prospectus supplement should be filed for each type of deal.

The Company advises the Staff on a supplemental basis that it has revised the Registration Statement and the Prospectus included therein to provide only for offerings of the Company’s common stock thereunder.

Mr. Kevin C. Rupert

October 15, 2010

16.	The Fund should provide the Rule 430A undertakings under Item 34.5 of Form N-2 if the takedown is to occur soon after effectiveness.

The Company has updated the Registration Statement to include the above-referenced undertakings in response to the Staff’s comment.

17.	With respect to each takedown the Fund should undertake to provide a firm legal opinion. The Fund should further ensure that appropriate exhibits are filed or incorporated by reference (e.g., underwriting agreements).

The Company confirms that, in connection with each takedown offering conducted off of the Registration Statement, it will file a post-effective amendment to the Registration Statement for the purpose of filing a firm legal opinion and any underwriting agreement or similar exhibit pertaining to such takedown offering.

18.	We note that certain portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.

John J. Mahon / Sutherland Asbill & Brennan LLP